

03011611

SECUR........ .... __....MISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL

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SEC FILE NUMBER

8- 53305

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01-01-02__ AND ENDING __12-31-02__
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

    CMT Securities LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

    500 W. Monroe
                  (No. and Street)

    Chicago, Il 60661
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

    Tim Stoner   (312) 930-9050
                                                    (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

    Schultz & Chez, LLP
                      (Name — if individual, state last, first, middle name)

    141 W. Jackson Blvd., Suite 2900   Chicago, IL 60604
    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL RECEIVED PROCESS
MAR 0 5 2003
WASH. D.C. 155 SECTION

PROCESSED
MAR 2 4 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Persons who to respond to the collection of information contained
in this form are not required to respond unless the form displays
a currently valid OMB control number.

MAR 2 1 2003

OATH OR AFFIRMATION

I, _____Tim Stoner_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____CMT Securities LLC_____, as of _____December 31_____, ____2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____
Signature

__VP - Operations_____
Title

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.   [Same Page
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.   [
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent Auditor's Report on Internal Control Structure.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CMT SECURITIES, LLC
(A Delaware Limited Liability Company)

REPORT PURSUANT TO RULE X-17a-5(d)

YEAR ENDED DECEMBER 31, 2002

CONTENTS

SCHULTZ & CHEZ, L.L.P.
Certified Public Accountants

141 West Jackson Boulevard, Suite 2900
Chicago, Illinois 60604
Main: (312) 332-1912
Fax: (312) 332-3635

INDEPENDENT AUDITOR'S REPORT

To the Member
CMT SECURITIES, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of CMT SECURITIES, LLC, as of December 31, 2002, and the related statements of income, changes in members' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CMT SECURITIES, LLC, as of December 31, 2002 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Schultz and Chez, LLP

Chicago, Illinois
February 3, 2003

CMT SECURITIES, LLC
(A Delaware Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash and cash equivalents	$	16,840
Receivable from broker/dealers		17,120,398
Securities owned, at market value		
Equities		86,262
Options		3,049,480
Debt		82,250
Other assets		10,000
TOTAL ASSETS	$	20,365,230

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Securities sold, not yet purchased, at market value		
Equities	$	14,279,257
Options		3,397,300
Total Liabilities		17,676,557
Members' Equity		2,688,673
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	20,365,230

The accompanying notes are an integral
part of these financial statements.

CMT SECURITIES, LLC
(A Delaware Limited Liability Company)
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2002

REVENUE

Firm trading	$	170,506
Interest		49,439
Total Revenue		219,945

EXPENSES

Employee compensation and benefits		39,350
Commissions, floor brokerage, and clearance fees		25,109
Interest		1,807
Market information		7,357
Computer software		5,426
Professional fees		4,129
Other		2,394
Total Expenses		85,572
NET INCOME	$	134,373

The accompanying notes are an integral
part of these financial statements.

3

CMT SECURITIES, LLC
(A Delaware Limited Liability Company)
STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2002

Balance at December 31, 2001	$ 169,300
Member contributions	2,600,000
Member withdrawals	(215,000)
Net income	134,373
Balance at December 31, 2002	$ 2.688,673

The accompanying notes are an integral
part of these financial statements.

4

CMT SECURITIES, LLC
(A Delaware Limited Liability Company)
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002

OPERATING ACTIVITIES		
Net income	$	134,373
Adjustments to reconcile net income to net cash used in operating activities		
Change in assets and liabilities		
Increase in receivable from broker/dealers	(	16,869,510)
Increase in securities owned	(	3,217,992)
Decrease in accounts receivable		300
Increase in other assets	(	10,000)
Increase in securities sold, not yet purchased		17,676,557
Decrease in accounts payable and accrued expenses	(	82,183)
NET CASH USED IN OPERATING ACTIVITIES	(	2,368,455)
FINANCING ACTIVITIES		
Member contributions		2,600,000
Member withdrawals	(	215,000)
NET CASH PROVIDED BY FINANCING ACTIVITIES		2,385,000
NET INCREASE IN CASH		16,545
CASH AT DECEMBER 31, 2001		295
CASH AT DECEMBER 31, 2002	$	16,840

Supplemental Cash Flow Information:
Cash payments for interest during the year totaled $1,807.
Cash payments for income taxes during the year totaled $0.

The accompanying notes are an integral
part of these financial statements.

CMT SECURITIES, LLC
(A Delaware Limited Liability Company)
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2002

(1)   *NATURE OF BUSINESS*

CMT SECURITIES, LLC (the "Company") engages in trading strategies involving primarily equities and equity derivative instruments on a proprietary basis. The company is registered as a broker/dealer with the Securities and Exchange Commission ("SEC") and is a member of the Chicago Board Options Exchange.

(2)   *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*

Use of Estimates
Generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned and Securities Sold, Not Yet Purchased
Securities owned and securities sold, not yet purchased are valued at market value based on listed market prices. Unrealized gains and losses are reflected in Firm trading in the Statement of Income. Securities sold, not yet purchased represent obligations of the Company to purchase the securities at prevailing market prices. The ultimate gains or losses recognized are dependent upon the prices at which these securities are purchased to settle the obligation under the sales commitments. Securities transactions are recorded on the trade date.

Futures Transactions
Futures contracts are valued at market value based on exchange settlement prices. Unrealized gains and losses on futures contracts are reflected in Firm trading in the Statement of Income.

Fair Value of Derivative Financial Instruments
Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities", requires companies to recognize all derivatives as either assets or liabilities and measure those instruments at fair value. All derivative financial instruments held at year end are included in the Statement of Financial Condition at fair value and accordingly, the changes in fair value for the year are recognized in the Company's earnings.

Comprehensive Income
The Company has not presented a Statement of Comprehensive Income because it does not have any items of "other comprehensive income".

(3)   *INCOME TAXES*

No provision has been made for income taxes as the taxable income or loss is included in the respective income tax returns of the Member.

6

CMT SECURITIES, LLC
(A Delaware Limited Liability Company)
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2002
(Continued)

(4) DERIVATIVE FINANCIAL INSTRUMENTS HELD AND ISSUED FOR TRADING PURPOSES AND OTHER FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In its normal course of business, the Company trades financial instruments involving off-balance-sheet market risk with securities broker/dealers and futures commission merchants. The gross notional (or contractual) amounts of derivative financial instruments represent the volume of these transactions and not the amounts potentially subject to market risk. In addition, measurement of market risk is meaningful only when all related and offsetting transactions are taken into consideration. Gross notional (or contractual) amounts of derivative financial instruments used for trading purposes with off-balance-sheet market risk are set forth below, in millions, as of December 31, 2002:

	Contract Value	Market Value	Average Contract Value During 2002
Equities sold, not yet purchased	$ 14	$ 14	$ 7
Written options	$ 40	$ 3	$ 15
Options held for trading	$ 55	$ 3	$ 16
Financial futures contracts	$ -	N/A	$ 1

Market risk is the risk that a change in the level of one or more market prices, rates, indices, volatilities, correlations or other factors, such as liquidity, will result in losses for a specified position or portfolio.

Financial instruments sold, but not yet purchased, entail an obligation to purchase the securities at a future date. The Company may incur a loss if the market value of the securities subsequently increases prior to the purchase of the security. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. The settlement of the aforementioned transactions is not expected to have a material adverse affect on the financial position of the Company.

As a trader, the Company is in the business of managing market risk. In management's opinion, market risk is substantially diminished when all financial instruments, including equities owned, are aggregated.

Credit risk represents the loss that the Company would incur if a counterparty fails to perform its contractual obligation to the Company. All derivative financial instruments entered into by the Company are exchange-traded. For exchange traded contracts, the Company's clearing broker, through industry clearing organizations, acts as the counterparty of specific transactions and therefore, bears the risk of delivery to and from counterparties.

Substantially all of the Company's trading gains originated from trading strategies involving derivative financial instruments.

(5) CONCENTRATION OF CREDIT RISK

At December 31, 2002, credit concentrations with the Company's clearing brokers consisted of approximately $3 million representing the market values of the Company's trading accounts. The Company monitors the credit worthiness of the clearing brokers to mitigate the Company's exposure to credit risk.

CMT SECURITIES, LLC
(A Delaware Limited Liability Company)
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2002
(Continued)

(6)   *REGULATORY MATTERS*

As a registered broker/dealer, the Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $2,043,487 which exceeded requirements by $1,943,487 and the ratio of aggregate indebtedness to net capital was less than 1:1.

(7)   *RELATED PARTY TRANSACTIONS*

The Company utilizes the office space, equipment and certain technology services of the Member. During the year, the Company did not pay for the use of these facilities.

(8)   *SUBSEQUENT EVENTS*

During the period from January 1, 2003, to February 3, 2003, the Member made no contributions or withdrawals.

8

SUPPLEMENTARY INFORMATION

CMT SECURITIES, LLC
(A Delaware Limited Liability Company)

COMPUTATION OF NET CAPITAL, PER UNIFORM NET CAPITAL RULE 15c3-1

DECEMBER 31, 2002

CREDITS
Members' equity $ 2,688,673

    TOTAL CREDITS   2,688,673

DEBITS
Non-allowable assets
  Other assets   (10,000)

    TOTAL DEBITS   (10,000)

    NET CAPITAL BEFORE HAIRCUTS ON SECURITIES   2,678,673

Haircuts on securities $ (506,508)
Undue concentration charges   (128,678)

    Total Haircuts   (635,186)

    NET CAPITAL $ 2,043,487

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
  Minimum net capital required (Greater of 6 2/3% of aggregate indebtedness
    or $100,000) $ 100,000

    EXCESS NET CAPITAL $ 1,943,487

COMPUTATION OF AGGREGATE INDEBTEDNESS
Total aggregate indebtedness-specified liabilities
  Accounts payable and accrued expenses $ -

    TOTAL AGGREGATE INDEBTEDNESS $ -

Percentage of aggregate indebtedness to net capital   0%

Note: There are no material differences between the audited computation of net capital and that per the Company's unaudited FOCUS report as filed.

9

CMT SECURITIES, LLC
(A Delaware Limited Liability Company)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

AND

INFORMATION FOR THE POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2002

RESERVE COMPUTATION
(see Note)

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS
(see Note)

NOTE: Although the Company is not exempt from Rule 15c3-3, it does not transact a business in securities with or for customers and does not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under these sections.

SCHULTZ & CHEZ, L.L.P.

Certified Public Accountants

141 West Jackson Boulevard, Suite 2900
Chicago, Illinois 60604
Main: (312) 332-1912
Fax: (312) 332-3635

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE

To the Members
    CMT SECURITIES, LLC
        Chicago, Illinois

In planning and performing our audit of the financial statements of CMT SECURITIES, LLC (the "Company") for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by CMT SECURITIES, LLC, that we considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); and (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13. We did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities under Section 8(b) of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

11

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

Our review indicated that CMT SECURITIES, LLC, although not exempt from Rule 15c3-3, had no reporting requirements because it did not transact a business in securities directly with or for other than members of a national securities exchange and did not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4) and that, as of December 31, 2002, no facts came to our attention to indicate that such conditions were not complied with during the period.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management, the Chicago Board Options Exchange, the Securities and Exchange Commission and other regulatory authorities who rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Schultz and Cly, LLP

Chicago, Illinois
February 3, 2003